Filer:Hostcentric, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932

                             LETTER TO SHAREHOLDERS


December 19, 2002

To our shareholders:

We are extremely excited to announce today that Interland, Inc. (Nasdaq: INLD), the leading provider of business-class Web hosting services to small and medium businesses, and Hostcentric, Inc. have signed a definitive agreement and plan of merger. In exchange for all the outstanding shares of Hostcentric, Inc., our shareholders will receive total consideration valued at approximately $25.8 million consisting of $3.0 million in cash and approximately 13.5 million shares of Interland common stock. This transaction will require the approval of a majority of Hostcentric stockholders and we expect the transaction to close by March 2003. We will be forwarding all necessary and required materials and proxy information to you in the weeks ahead.

We believe this merger represents a great opportunity for you, our shareholders, as well as our customers and dedicated employees. Interland is the leader in the Web hosting space with current annual revenues in excess of $100 million and a strong balance sheet, which includes over $130 million in cash and cash equivalents. Interland, like Hostcentric, is committed to the long-term success of the company and creating value for shareholders. We believe in their long-term strategy. With their leadership position and financial strength together with Hostcentric's positive cash flow contribution, large customer base and operating prowess, the combined company will be poised for long-term success. More information about Interland can be found at www.interland.com. In addition, for your review, we have included a copy of the press release announcing the acquisition of Hostcentric by Interland and the press release related to Interland's first quarter 2003 results with this letter.

Thank you for your support. And on behalf of the team at Hostcentric, we wish you all Happy Holidays and a prosperous new year!



/s/ Gregory D. McKown               /s/ James Shaver                    /s/ Greg Upham
Gregory D. McKown                   James Shaver                        Greg Upham
Chief Executive Officer             Chief Operating Officer             Chief Financial Officer



                                     * * * *



                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric, Inc. ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabrice Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

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